RedHill Biopharma Ltd.
21 Ha'arba'a Street
Tel Aviv, 6473921, Israel

January 26, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C. 20549
Attention: Doris Stacey Gama

Re:	RedHill Biopharma Ltd. Registration Statement on Form F-1 Filed December 31, 2025 File No. 333-292528 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, RedHill Biopharma Ltd. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement be accelerated by the Securities and Exchange Commission to 9:00 a.m., Eastern Time on January 27, 2026, or as soon thereafter as practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to the Company’s counsel, Haynes and Boone, LLP, by calling Jayun Koo at (212) 835-4823, and that such effectiveness also be confirmed in writing.

Very truly yours, REDHILL BIOPHARMA LTD.

By:	/s/ Dror Ben-Asher
Dror Ben-Asher Chief Executive Officer and Chairman of the Board of Directors

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Jayun Koo, Esq., Haynes and Boone, LLP